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                             February 26, 2021

       Tim Danker
       Chief Executive Officer
       SelectQuote, Inc.
       6800 West 115th Street, Suite 2511
       Overland Park, KS 66211

                                                        Re: SelectQuote, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
22, 2021
                                                            CIK No. 0001794783

       Dear Mr. Danker:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Lin, Staff Attorney, at (202) 551-3552 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Finance